United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal period ended

June 30, 2023

ARRIVED STR, LLC

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	88-3444701
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1700 Westlake Avenue North, Suite 200

Seattle, WA 98109

(Full mailing address of principal executive offices)

814-277-4833

(Issuer’s telephone number)

Arrived Series Oasis; Arrived Series Orchard; Arrived Series Mirage; Arrived Series Hammock; Arrived Series Pointbreak; Arrived Series Ace; Arrived Series Cardinal; Arrived Series Cactus; Arrived Series Opry; Arrived Series Palm; Arrived Series Sugarcreek; Arrived Series Lakeridge; Arrived Series Serenity; Arrived Series Havasu; Arrived Series Regal; Arrived Series Kinlani; Arrived Series Hickorybear; Arrived Series Lodge; Arrived Series Myrtle; Arrived Series Pasquin; Arrived Series Koi; Arrived Series Coolbaugh; Arrived Series Longbranch; Arrived Series Pickler; Arrived Series Loop; Arrived Series Billingswood; Arrived Series Smokey; Arrived Series Solstice; Arrived Series SuiteSpot

(Title of each class of securities issued pursuant to Regulation A)

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Semiannual Report includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager, each series of our company and the Arrived platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Semiannual Report are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in our Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

ii

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

Arrived STR, LLC, a Delaware series limited liability company, was formed in July 2022 to permit public investment in individual residential properties. We believe people should have access to the wealth creation that real estate investment can provide. We believe in passive income, conservative debt, diversification, and aligned incentives.

Arrived is a marketplace for investing in real estate. We buy residential properties, divide them into multiple interests, and offer them as investments on a per interest basis through our web-based platform. Investors can manage their risk by spreading their investments across a portfolio of homes and they can invest in real estate without needing to apply for mortgages or take on personal debt.

Arrived does all of the work of sourcing, analyzing, maintaining, and managing all of the homes that we acquire. We analyze every home investment across several financial, market, and demographic characteristics to support our acquisition decision-making. Every investment we make is an investment in the communities in which Arrived operates, alongside other like-minded individuals. As our community network grows, so does our access to investment and housing opportunities.

Arrived arranges for a property manager to operate the properties as short-term rentals for guests who can also invest through the same process as any other member of the Arrived Platform, becoming part owners of the homes they’re staying in at that time. By investing together, we align incentives towards creating value for everyone.

Since its formation in July 2022, our company has been engaged primarily in preparing to acquire properties for its series offerings, and developing the financial, offering and other materials to begin fundraising. As of June 30, 2023, our company has acquired 28 properties.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Operating Results

Revenues

Revenues are generated at the series level and are derived from leases on the series property. All revenues generated during the six-month period ended June 30, 2023 are listed in the table below:

Rental Income

Series Name	June 30, 2023
Ace	$60,976
Billingswood	-
Cactus	62,733
Cardinal	97,879
Coolbaugh	747
Hammock	44,693
Havasu	25,746
Hickorybear	2,092
Kinlani	9,301
Koi	-
Lakeridge	8,729
Lodge	9,722
Longbranch	3,607
Loop	1,596
Mirage	26,155
Myrtle	4,069
Oasis	44,979
Opry	27,887
Orchard	9,160
Palm	31,471
Pasquin	448
Pickler	9,747
Pointbreak	21,535
Regal	18,171
Serenity	59,103
Smokey	-
Sugarcreek	324
SuiteSpot	-
Total	$580,870

Operating Expenses

The Company incurred the following operating expenses during the six-month period ended June 30, 2023. The operating expenses incurred prior to the closing of an offering related to any of the series are being paid by our manager and are reimbursed by such series out of the gross offering proceeds upon closing of the relevant series offering. Such operating expenses include real estate taxes, property insurance, home ownership association fees and repairs and maintenance costs. Upon closing, each series becomes responsible for its own operating expenses.

During the six-month period ended June 30, 2023, at the close of the respective offerings for the series, each individual series became responsible for its own operating expenses. The following table summarizes the total operating expenses by series as of June 30, 2023:

Operating Expenses

	June 30, 2023
Series Name	Operating Expenses	Depreciation	Total Expenses
Ace	$33,707	$25,753	$59,460
Billingswood	35,417	1,759	37,176
Cactus	35,440	18,601	54,041
Cardinal	45,988	10,158	56,146
Coolbaugh	51,783	1,921	53,704
Hammock	27,867	12,516	40,383
Havasu	31,657	19,060	50,717
Hickorybear	86,223	4,936	91,159
Kinlani	46,868	7,199	54,067
Koi	23,290	8,633	31,923
Lakeridge	13,217	9,348	22,565
Lodge	62,564	20,916	83,480
Longbranch	68,687	4,050	72,737
Loop	34,425	1,489	35,914
Mirage	43,725	8,371	52,096
Myrtle	81,894	4,618	86,512
Oasis	23,467	20,514	43,981
Opry	93,288	10,274	103,562
Orchard	9,555	15,606	25,161
Palm	75,033	13,855	88,888
Pasquin	76,661	3,122	79,783
Pickler	7,305	2,460	9,765
Pointbreak	24,760	10,033	34,793
Regal	30,412	10,883	41,295
Serenity	51,684	20,804	72,488
Smokey	45,258	1,670	46,928
Sugarcreek	18,927	7,991	26,918
SuiteSpot	5,973	-	5,973
Total	1,185,075	276,540	1,461,615

Other Income (Expenses)

Other Income (Expense) for the six months ended June 30, 2023, consisted of interest expense, loan expense and other income of $195,859.

OTHER EXPENSES

Applicable Series	June 30, 2023
Ace	$12,333
Billingswood	-
Cactus	16,238
Cardinal	8,742
Coolbaugh	-
Hammock	9,476
Havasu	15,435
Hickorybear	7,880
Kinlani	23,941
Koi	-
Lakeridge	9,228
Lodge	-
Longbranch	-
Loop	-
Mirage	-
Myrtle	-
Oasis	16,149
Opry	16,252
Orchard	-
Palm	10,132
Pasquin	335
Pickler	-
Pointbreak	7,029
Regal	17,699
Serenity	16,302
Smokey	-
Sugarcreek	6,860
SuiteSpot	1,828
Total Other Expenses	$195,859

Liquidity and Capital Resources

From inception, our manager has financed the business activities of each series. Upon the first closing of a particular series offering, the manager is reimbursed out of the proceeds of the relevant offering. Until such time as the series have the capacity to generate cash flows from operations, our manager may cover any deficits through capital contributions, which may be reimbursed upon closing of the relevant offering.

Cash and Cash Equivalent Balances

Cash is held at the series level. Any material differences in cash balances are the result of cash received from net proceeds from operations, financing received from the issuance of membership interests from each Series, and receipts and /or repayments of amounts due to related parties.

The following table summarizes the cash and cash equivalents by series as of June 30, 2023:

Cash & Cash Equivalents

Series Name	June 30, 2023
Ace	$90,449
Billingswood	23,901
Cactus	81,228
Cardinal	51,963
Coolbaugh	51,812
Hammock	29,435
Havasu	141,936
Hickorybear	43,567
Kinlani	106,680
Koi	132,046
Lakeridge	49,928
Lodge	90,622
Longbranch	63,937
Loop	79,736
Mirage	76,829
Myrtle	36,101
Oasis	31,016
Opry	133,931
Orchard	46,232
Palm	11,629
Pasquin	56,583
Pickler	166,978
Pointbreak	115,455
Regal	135,269
Serenity	213,267
Smokey	46,011
Sugarcreek	39,587
SuiteSpot	23,875

Total	$2,170,004

Plan of Operations

We intend to hold and manage the series properties for five to fifteen years during which time we will operate the series properties as short-term rental income properties. During this period, we intend to distribute any Free Cash Flow to investors.

As each of our properties reaches what we believe to be its optimum value, we will consider disposing of the property. The determination of when a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property is anticipated to appreciate or decline substantially, local regulatory changes, environmental and other factors that may reduce the desirability of short-term rentals in a particular market, and how operating history may impact the potential sales price. The manager may determine that it is in the best interests of members to sell a property earlier than five years or to hold a property for more than fifteen years.

We plan to launch a number of additional series and related offerings in the next twelve months.  As of the current date, we do not know how many series we will be offering. However, in any case, the aggregate dollar amount of all of the series interests that we will sell within the 12-month period will not exceed the maximum amount allowed under Regulation A. It is anticipated that the proceeds from any offerings closed during the next twelve months will be used to acquire additional properties.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

-	Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.

-	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.

-	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period ended June 30, 2023, but was not reported.

ITEM 3. FINANCIAL STATEMENTS

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2023

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET AS OF JUNE 30, 2023 (UNAUDITED)	F-2
CONSOLIDATED AND CONSOLIDATING BALANCE SHEET AS OF DECEMBER 31, 2022 (AUDITED)	F-7
CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2023 (UNAUDITED)	F-10
CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT) FOR THE SIX MONTHS ENDED JUNE 30, 2023 (UNAUDITED)	F-15
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2023 (UNAUDITED)	F-20
NOTES TO CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS	F-25

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2023

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock
ASSETS
Current assets:
Cash	$90,449	$23,901	$81,228	$51,963	$51,812	$29,435
Accounts Receivable	-	-	-	-	-	-
Prepaid expenses	5,039	1,797	2,210	3,855	1,072	2,402
Due from related party	-	-	-	-	9,907	-
Due from third party property manager	4,515	-	2,753	6,674	-	28,334
Total Current assets	100,003	25,698	86,192	62,492	62,790	60,171
Property and equipment, net	1,087,135	899,837	1,066,290	835,627	550,307	577,586
Total assets	$1,187,138	$925,535	$1,152,482	$898,119	$613,098	$637,757

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$15,036	$4,350	$33,012	$11,393	$20,983	$16,718
Due to related party	78,059	317,564	15,483	63,063	-	9,795
Total Current liabilities	$93,095	$321,915	$48,496	$74,456	$20,983	$26,513
Mortgage payable, net	431,669	-	431,012	305,655	-	221,926
Total Liabilities	524,764	321,915	479,508	380,112	20,983	248,439

Members’ equity:
Members’ capital	673,191	640,796	680,520	485,016	645,072	394,484
Retained earnings (accumulated deficit)	(10,817)	(37,176)	(7,546)	32,991	(52,957)	(5,166)
Total members’ equity	662,374	603,620	672,974	518,007	592,115	389,319
Total liabilities and members’ equity	$1,187,138	$925,535	$1,152,482	$898,118	$613,098	$637,757

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2023

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge
ASSETS
Current assets:
Cash	$141,936	$43,567	$106,680	$132,046	$49,928	$90,622
Accounts Receivable	-	-	-	-	-	-
Prepaid expenses	2,275	3,223	1,649	1,566	1,203	4,750
Due from related party	-	-	-	1,459	-	-
Due from third party property manager	7,215	1,043	2,640	-	3,598	7,552
Total Current assets	151,426	47,833	110,969	135,070	54,729	102,924
Property and equipment, net	1,097,904	785,947	805,980	833,913	619,623	1,141,608
Total assets	$1,249,330	$833,780	$916,949	$968,983	$674,351	$1,244,532

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$27,879	$22,476	$19,977	$73,756	$18,575	$28,726
Due to related party	63,170	3,567	77,858	-	6,979	29,820
Total Current liabilities	$91,048	$26,043	$97,834	$73,756	$25,554	$58,546
Mortgage payable, net	462,066	-	-	-	276,262	-
Total Liabilities	553,115	26,043	97,834	73,756	301,816	58,546

Members’ equity:
Members’ capital	736,621	904,684	887,821	927,150	395,600	1,259,743
Retained earnings (accumulated deficit)	(40,406)	(96,947)	(68,707)	(31,923)	(23,064)	(73,758)
Total members’ equity	696,215	807,738	819,114	895,227	372,535	1,185,986
Total liabilities and members’ equity	$1,249,330	$833,781	$916,948	$968,984	$674,352	$1,244,532

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2023

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry
ASSETS
Current assets:
Cash	$63,937	$79,736	$76,829	$36,101	$31,016	$133,931
Accounts Receivable	-	-	-	-	-	-
Prepaid expenses	6,421	1,431	1,904	2,997	3,590	377
Due from related party	-	-	-	-	-	-
Due from third party property manager	2,345	-	3,419	3,371	5,857	5,116
Total Current assets	72,702	81,167	82,152	42,469	40,464	139,425
Property and equipment, net	897,534	722,249	626,916	490,773	1,021,825	1,100,543
Total assets	$970,236	$803,416	$709,068	$533,242	$1,062,289	$1,239,968

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$20,850	$16,079	$9,508	$16,996	$10,979	$42,314
Due to related party	3,020	94	131,824	15,571	6,391	41,677
Total Current liabilities	$23,870	$16,173	$141,332	$32,567	$17,370	$83,991
Mortgage payable, net	-	-	-	-	477,000	451,413
Total Liabilities	23,870	16,173	141,332	32,567	494,370	535,404

Members’ equity:
Members’ capital	1,015,496	821,561	593,676	583,118	583,069	796,490
Retained earnings (accumulated deficit)	(69,130)	(34,318)	(25,941)	(82,443)	(15,151)	(91,927)
Total members’ equity	946,366	787,243	567,735	500,674	567,918	704,563
Total liabilities and members’ equity	$970,236	$803,416	$709,068	$533,241	$1,062,288	$1,239,967

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2023

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal
ASSETS
Current assets:
Cash	$46,232	$11,629	$56,583	$166,978	$115,455	$135,269
Accounts Receivable	-	-	-	-	-	-
Prepaid expenses	1,237	578	675	2,378	4,044	2,077
Due from related party	-	20,021	-	20,515	-	59,114
Due from third party property manager	-	4,628	-	-	11,042	2,498
Total Current assets	47,469	36,855	57,258	189,871	130,542	198,958
Property and equipment, net	610,773	684,156	551,687	1,191,345	419,225	944,870
Total assets	$658,242	$721,012	$608,944	$1,381,216	$549,766	$1,143,828

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$13,242	$23,719	$18,437	$24,417	$7,375	$59,310
Due to related party	3,846	-	10,976	-	121,390	-
Total Current liabilities	$17,088	$23,719	$29,413	$24,417	$128,764	$59,310
Mortgage payable, net	-	305,599	-	-	153,234	464,313
Total Liabilities	17,088	329,319	29,413	30,417	281,999	523,623

Members’ equity:
Members’ capital	657,155	459,242	659,201	1,350,817	288,054	661,028
Retained earnings (accumulated deficit)	(16,001)	(67,549)	(79,670)	(18)	(20,287)	(40,823)
Total members’ equity	641,154	391,693	579,531	1,350,799	267,767	620,205
Total liabilities and members’ equity	$658,242	$721,012	$608,944	$1,381,216	$549,766	$1,143,828

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF JUNE 30, 2023

	Serenity	Smokey	Sugarcreek	SuiteSpot	Consolidated
ASSETS
Current assets:
Cash	$213,267	$46,011	$39,587	$23,875	$2,170,004
Accounts Receivable	-	-	-	-	-
Prepaid expenses	2,347	1,606	967	-	63,670
Due from related party	-	-	-	-	111,015
Due from third party property manager	5,037	-	-	-	107,637
Total Current assets	220,652	47,617	40,554	23,875	2,452,326
Property and equipment, net	1,173,772	807,952	458,781	907,936	22,912,094
Total assets	$1,394,424	$855,569	$499,334	$931,811	$25,364,420

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$30,982	$8,676	$11,673	$2,252	$609,691
Due to related party	81,476	90,423	5,733	313,643	1,491,424
Total Current liabilities	$112,458	$99,099	$17,406	$315,895	$2,101,114
Mortgage payable, net	482,074	-	205,363	623,718	5,291,303
Total Liabilities	594,531	99,099	222,769	939,613	7,398,417

Members’ equity:
Members’ capital	829,579	803,398	310,020	-	19,042,601
Retained earnings (accumulated deficit)	(29,687)	(46,928)	(33,454)	(7,801)	(1,076,602)
Total members’ equity	799,892	756,470	276,566	(7,801)	17,965,999
Total liabilities and members’ equity	$1,394,423	$855,569	$499,335	$931,811	$25,364,421

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2022

	Ace	Cactus	Cardinal	Hammock	Havasu	Lakeridge
ASSETS
Current assets:
Cash	$100,279	$190,955	$98,524	$190,006	$189,143	$122,770
Accounts receivable	-	-	-	-	-	-
Prepaid expenses	6,923	353	5,886	8,215	2,263	1,494
Due from related party	-	-	-	-	-	-
Total current assets	107,202	191,308	104,410	198,220	191,406	124,264
Property and equipment, net	1,112,888	1,084,892	840,422	590,102	1,130,464	584,034
Deposits	-	-	-	-	-	-
Total assets	$1,220,090	$1,276,200	$944,832	$788,323	$1,321,870	$708,298

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$15,590	$19,260	$91,364	$10,909	$61,154	$7,626
Due to related party	71,902	118,523	27,909	142,679	45,447	19,272
Total current liabilities	87,493	137,783	119,273	153,588	106,601	26,898
Mortgage payable, net	431,510	427,159	305,539	225,487	458,325	274,025
Total liabilities	519,002	564,942	424,812	379,075	564,926	300,923

Members’ equity:
Members’ capital	774,526	782,539	581,692	543,304	809,178	431,065
Accumulated deficit	(73,438)	(71,281)	(61,672)	(134,056)	(52,235)	(23,691)
Total members’ equity	701,087	711,258	520,020	409,248	756,943	407,374
Total liabilities and members’ equity	$1,220,090	$1,276,200	$944,832	$788,323	$1,321,870	$708,298

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2022

	Lodge	Mirage	Myrtle	Oasis	Opry	Orchard
ASSETS
Current assets:
Cash	$866	$133,427	$-	$619	$187,186	$225,298
Accounts receivable	-	-	-	-	-	-
Prepaid expenses	1,916	2,047	1,012	5,748	-	1,309
Due from related party	-	-	-	38,808	609,886	-
Total current assets	2,782	135,474	1,012	45,175	797,072	226,607
Property and equipment, net	1,110,724	628,341	406,028	1,042,339	-	626,380
Deposits	-	-	-	-	23,659	-
Total assets	$1,113,506	$763,815	$407,039	$1,087,514	$820,731	$852,987

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$3,669	$46,492	$2,774	$11,394	$11,218	$14,821
Due to related party	1,139,704	110,073	406,690	-	-	160,982
Total current liabilities	1,143,373	156,565	409,464	11,394	11,218	175,802
Mortgage payable, net	-	-	-	477,000	-	-
Total liabilities	1,143,373	156,565	409,464	488,394	11,218	175,802

Members’ equity:
Members’ capital	425	760,491	425	629,248	812,363	751,572
Accumulated deficit	(30,292)	(153,241)	(2,850)	(30,127)	(2,850)	(74,388)
Total members’ equity	(29,867)	607,250	(2,425)	599,120	809,513	677,184
Total liabilities and members’ equity	$1,113,506	$763,815	$407,039	$1,087,514	$820,731	$852,987

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

CONSOLIDATED AND CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2022

	Palm	Pointbreak	Regal	Serenity	Sugarcreek	Consolidated
ASSETS
Current assets:
Cash	$228,689	$137,269	$1,000	$260,066	$96,948	$2,163,045
Accounts receivable	-	-	-	-	-	-
Prepaid expenses	-	14,218	1,863	2,477	1,135	56,858
Due from related party	-	-	-	-	-	648,694
Total current assets	228,689	151,488	2,863	262,543	98,083	2,868,597
Property and equipment, net	635,750	429,258	955,753	1,150,501	443,839	12,771,714
Deposits	-	-	-	-	-	23,659
Total assets	$864,439	$580,746	$958,616	$1,413,044	$541,922	$15,663,970

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accrued expenses	$18,288	$16,294	$23,392	$22,147	$10,432	$386,824
Due to related party	72,373	115,175	498,397	56,745	11,826	2,997,697
Total current liabilities	90,661	131,469	521,789	78,892	22,258	3,384,521
Mortgage payable, net	303,125	153,161	460,750	477,967	203,700	4,197,748
Total liabilities	393,786	284,630	982,539	556,859	225,958	7,582,269

Members’ equity:
Members’ capital	555,415	396,219	425	892,564	323,089	9,044,540
Accumulated deficit	(84,762)	(100,103)	(24,347)	(36,379)	(7,125)	(962,839)
Total members’ equity	470,653	296,115	(23,922)	856,185	315,964	8,081,702
Total liabilities and members’ equity	$864,439	$580,746	$958,616	$1,413,044	$541,922	$15,663,970

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock
	Year To Date	Year To Date	Year To Date	Year To Date	Year To Date	Year To Date
	06/30/2023	06/30/2023	06/30/2023	06/30/2023	06/30/2023	06/30/2023

Rental Income	60,976	0	62,733	97,879	747	44,693
Total Revenue	60,976	0	62,733	97,879	747	44,693
Operating expenses
Depreciation	25,753	1,759	18,601	10,158	1,921	12,516
Insurance	2,602	863	2,586	1,981	463	4,804
Management Fees	12,201	0	12,101	19,336	38	8,766
Repair and maintenance	2,586	22,500	10,339	4,597	42,124	580
Property taxes	5,400	6,304	2,104	3,965	958	3,670
Other operating expenses	10,918	5,750	8,310	16,109	8,200	10,047
Total Operating expenses	59,460	37,176	54,041	56,146	53,704	40,383
Total Income (loss) from operations	1,516	(37,176)	8,692	41,733	(52,957)	4,310
Other income (expenses)
Other income	0	0	0	0	0	21
Interest expense	(12,333)	0	(16,238)	(8,742)	0	(9,496)
Total Other income (expenses)	12,333	0	16,238	8,742	0	9,476
Net Income (loss)	(10,817)	(37,176)	(7,546)	32,991	(52,957)	(5,166)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge
	Year To Date	Year To Date	Year To Date	Year To Date	Year To Date	Year To Date
	06/30/2023	06/30/2023	06/30/2023	06/30/2023	06/30/2023	06/30/2023

Rental Income	25,746	2,092	9,301	0	8,729	9,722
Total Revenue	25,746	2,092	9,301	0	8,729	9,722
Operating expenses
Depreciation	19,060	4,936	7,199	8,633	9,348	20,916
Insurance	2,718	1,513	1,135	905	1,748	2,937
Management Fees	4,716	2,982	16,926	0	2,619	5,125
Repair and maintenance	15,432	67,715	17,723	14,579	249	35,243
Property taxes	2,207	5,040	5,250	1,856	3,108	5,665
Other operating expenses	6,584	8,973	5,835	5,950	5,493	13,594
Total Operating expenses	50,717	91,159	54,067	31,923	22,565	83,480
Total Income (loss) from operations	(24,971)	(89,067)	(44,766)	(31,923)	(13,836)	(73,758)
Other income (expenses)
Other income	0	374	0	0	0	0
Interest expense	(15,435)	(8,254)	(23,941)	0	(9,228)	0
Total Other income (expenses)	15,435	7,880	23,941	0	9,228	0
Net Income (loss)	(40,406)	(96,947)	(68,707)	(31,923)	(23,064)	(73,758)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry
	Year To Date	Year To Date	Year To Date	Year To Date	Year To Date	Year To Date
	06/30/2023	06/30/2023	06/30/2023	06/30/2023	06/30/2023	06/30/2023

Rental Income	3,607	1,596	26,155	4,069	44,979	27,887
Total Revenue	3,607	1,596	26,155	4,069	44,979	27,887
Operating expenses
Depreciation	4,050	1,489	8,371	4,618	20,514	10,274
Insurance	1,696	758	1,959	1,511	1,976	4,538
Management Fees	23,291	11,381	5,384	2,165	7,577	4,598
Repair and maintenance	35,277	15,950	10,393	69,918	866	57,462
Property taxes	2,214	1,192	5,725	6,278	(2,929)	9,817
Other operating expenses	6,209	5,144	20,264	2,022	15,977	16,873
Total Operating expenses	72,737	35,914	52,096	86,512	43,981	103,562
Total Income (loss) from operations	(69,130)	(34,318)	(25,941)	(82,443)	998	(75,675)
Other income (expenses)
Other income	0	0	0	0	0	15
Interest expense	0	0	0	0	(16,149)	(16,266)
Total Other income (expenses)	0	0	0	0	16,149	16,252
Net Income (loss)	(69,130)	(34,318)	(25,941)	(82,443)	(15,151)	(91,927)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal
	Year To Date	Year To Date	Year To Date	Year To Date	Year To Date	Year To Date
	06/30/2023	06/30/2023	06/30/2023	06/30/2023	06/30/2023	06/30/2023

Rental Income	9,160	31,471	448	9,747	21,535	18,171
Total Revenue	9,160	31,471	448	9,747	21,535	18,171
Operating expenses
Depreciation	15,606	13,855	3,122	2,460	10,033	10,883
Insurance	1,569	413	1,038	1,251	5,390	2,205
Management Fees	2,480	15,090	89	787	4,168	3,043
Repair and maintenance	(1,722)	37,581	61,035	0	3,587	2,660
Property taxes	549	4,687	3,150	2,017	3,742	14,725
Other operating expenses	6,679	17,262	11,349	3,250	7,873	7,779
Total Operating expenses	25,161	88,888	79,783	9,765	34,793	41,295
Total Income (loss) from operations	(16,001)	(57,417)	(79,335)	(18)	(13,258)	(23,124)
Other income (expenses)
Other income	0	76	(335)	0	0	90
Interest expense	0	(10,208)	0	0	(7,029)	(17,789)
Total Other income (expenses)	0	10,132	335	0	7,029	17,699
Net Income (loss)	(16,001)	(67,549)	(79,670)	(18)	(20,287)	(40,823)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Serenity	Smokey	Sugarcreek	SuiteSpot	Consolidated
	Year To Date	Year To Date	Year To Date	Year To Date	Year To Date
	06/30/2023	06/30/2023	06/30/2023	06/30/2023	06/30/2023

Rental Income	59,103	0	324	0	580,869
Total Revenue	59,103	0	324	0	580,869
Operating expenses
Depreciation	20,804	1,670	7,991	0	276,538
Insurance	2,943	601	1,333	0	53,435
Management Fees	35,368	1,501	85	0	201,819
Repair and maintenance	2,930	35,631	10,890	4,358	580,480
Property taxes	2,207	1,365	2,310	825	103,404
Other operating expenses	8,236	6,160	4,309	790	245,937
Total Operating expenses	72,488	46,928	26,918	5,973	1,461,613
Total Income (loss) from operations	(13,385)	(46,928)	(26,594)	(5,973)	(880,744)
Other income (expenses)
Other income	0	0	0	0	242
Interest expense	(16,302)	0	(6,860)	(1,828)	(196,100)
Total Other income (expenses)	16,302	0	6,860	1,828	195,858
Net Income (loss)	(29,687)	(46,928)	(33,454)	(7,801)	(1,076,602)

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock

Balance at January 1, 2023	701,087	-	711,258	520,020	-	409,248
Issuance of membership units, net of offering costs	$(1,100)	$637,921	$(300)	$(1,100)	$653,631	$-
Deemed contribution from Manager	-	2,875	-	-	-	-
Distributions	(26,797)	-	(30,438)	(33,905)	(8,559)	(14,764)
Net income (loss)	(10,817)	(37,176)	(7,546)	32,991	(52,957)	(5,166)
Balance at June 30, 2023	$662,374	$603,620	$672,974	$518,007	$592,115	$389,319

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge

Balance at January 1, 2023	756,943	-	-	-	407,374	(29,867)
Issuance of membership units, net of offering costs	$(100)	$916,283	$897,392	$940,513	$-	$1,303,346
Deemed contribution from Manager	-	453	2,240	-	-	1,984
Distributions	(20,223)	(12,052)	(11,811)	(13,363)	(11,775)	(15,720)
Net income (loss)	(40,406)	(96,947)	(68,707)	(31,923)	(23,064)	(73,758)
Balance at June 30, 2023	$696,215	$807,738	$819,114	$895,227	$372,535	$1,185,986

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry

Balance at January 1, 2023	-	-	607,250	(2,425)	599,120	809,513
Issuance of membership units, net of offering costs	$1,029,011	$832,486	$(100)	$591,073	$(2,100)	$-
Deemed contribution from Manager	-	-	-	917	-	-
Distributions	(13,515)	(10,926)	(13,474)	(6,448)	(13,951)	(13,023)
Net income (loss)	(69,130)	(34,318)	(25,941)	(82,443)	(15,151)	(91,927)
Balance at June 30, 2023	$946,366	$787,243	$567,735	$500,674	$567,918	$704,563

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal

Balance at January 1, 2023	677,184	470,653	-	-	296,115	(23,922)
Issuance of membership units, net of offering costs	$(100)	$-	$669,458	$1,368,811	$-	$701,045
Deemed contribution from Manager	-	-	-	-	-	-
Distributions	(19,929)	(11,411)	(10,257)	(17,994)	(8,061)	(16,095)
Net income (loss)	(16,001)	(67,549)	(79,670)	(18)	(20,287)	(40,823)
Balance at June 30, 2023	$641,154	$391,693	$579,531	$1,350,799	$267,767	$620,205

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Serenity	Smokey	Sugarcreek	SuiteSpot	Consolidated

Balance at January 1, 2023	856,185	-	315,964	-	8,081,702
Issuance of membership units, net of offering costs	$-	$800,763	$-	$-	$11,336,834
Deemed contribution from Manager	-	2,635	-	-	11,105
Distributions	(26,606)	-	(5,944)	-	(387,040)
Net income (loss)	(29,687)	(46,928)	(33,454)	(7,801)	(1,076,602)
Balance at June 30, 2023	$799,892	$756,470	$276,566	$(7,801)	$17,965,999

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock
Cash flows from operating activities:
Net loss	$(10,817)	$(37,176)	$(7,546)	$32,991	$(52,957)	$(5,166)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	25,753	1,759	18,601	10,158	1,921	12,516
Amortization	159	-	1,651	117	-	975
Changes in assets and liabilities:
Prepaid expenses	(5,039)	(1,797)	(2,210)	(3,855)	(1,072)	(2,402)
Accrued expenses	9,997	2,553	30,802	7,538	19,911	14,316
Due from related party and third party property managers	(4,515)	-	(2,753)	(6,674)	(9,907)	(28,334)
Due to related party and third party property managers	49,214	22,476	12,545	73,756	18,575	22,766
Net cash provided by operating activities	64,753	(12,185)	51,090	114,032	(23,529)	14,671
Cash flows from financing activities:
Repayments of amounts due to related party	-	(601,835)	-	(94,873)	(586,850)	-
Net proceeds from the issuance of membership units	(1,100)	637,921	(300)	(1,100)	653,631	-
Distributions	26,797	-	30,438	33,905	8,559	14,764
Net cash provided by (used in) financing activities	25,697	36,086	30,138	(62,068)	75,340	14,764
Net change in cash and cash equivalents	90,449	23,901	81,228	51,963	51,812	29,435
Cash at beginning of period	-	-	-	-	-	-
Cash at end of period	$90,449	$23,901	$81,228	$51,963	$51,812	$29,435

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$(12,333)	$-	$(16,239)	$(8,742)	$-	$(9,496)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$1,046,555	$774,096	$1,048,710	$744,670	$422,472	$543,491
Acquisition of property	$1,046,555	$774,096	$1,048,710	$744,670	$422,472	$543,491
Offering expenses and fees related to issuance of membership units	$(107,122)	$(92,769)	$(104,256)	$(77,472)	$(59,659)	$(64,165)
Deemed contribution from Manager	$425	$2,875	$425	$425	$-	$425

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Havasu	Hickorybear	Kinlani	Koi	Lakeridge	Lodge
Cash flows from operating activities:
Net loss	$(40,406)	$(96,947)	$(68,707)	$(31,923)	$(23,064)	$(73,758)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	19,060	4,936	7,199	8,633	9,348	20,916
Amortization	1,378	5,080	6,245	-	824	-
Changes in assets and liabilities:
Prepaid expenses	(2,275)	(3,223)	(1,649)	(1,566)	(1,203)	(4,750)
Accrued expenses	25,604	19,253	18,328	72,190	17,372	23,976
Due from related party and third party property managers	(7,215)	(1,043)	(2,640)	(1,459)	(3,598)	(7,552)
Due to related party and third party property managers	125,668	16,079	9,508	16,996	38,473	42,314
Net cash provided by operating activities	121,814	(55,866)	(31,716)	62,871	38,153	1,146
Cash flows from financing activities:
Repayments of amounts due to related party	-	(828,902)	(770,808)	(884,701)	-	(1,229,590)
Net proceeds from the issuance of membership units	(100)	916,283	897,392	940,513	-	1,303,346
Distributions	20,223	12,052	11,811	13,363	11,775	15,720
Net cash provided by (used in) financing activities	20,123	99,432	138,396	69,174	11,775	89,476
Net change in cash and cash equivalents	141,936	43,567	106,680	132,046	49,928	90,622
Cash at beginning of period	-	-	-	-	-	-
Cash at end of period	$141,936	$43,567	$106,680	$132,046	$49,928	$90,622

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$200	$-	$-	$-
Cash paid for interest	$(15,434)	$(5,080)	$(11,276)	$-	$(9,228)	$-

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$1,050,410	$723,953	$750,795	$675,706	$568,498	$1,033,934
Acquisition of property	$1,050,410	$723,953	$750,795	$675,706	$568,498	$1,033,934
Offering expenses and fees related to issuance of membership units	$(109,975)	$(87,527)	$(86,878)	$(87,385)	$(59,691)	$(125,784)
Deemed contribution from Manager	$425	$453	$2,240	$-	$425	$2,409

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Longbranch	Loop	Mirage	Myrtle	Oasis	Opry
Cash flows from operating activities:
Net loss	$(69,130)	$(34,318)	$(25,941)	$(82,443)	$(15,151)	$(91,927)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	4,050	1,489	8,371	4,618	20,514	10,274
Amortization	-	-	-	-	-	963
Changes in assets and liabilities:
Prepaid expenses	(6,421)	(1,431)	(1,904)	(2,997)	(3,590)	(377)
Accrued expenses	14,429	14,648	7,604	13,999	7,389	41,937
Due from related party and third party property managers	(2,345)	-	(3,419)	(3,371)	(5,857)	(5,116)
Due to related party and third party property managers	13,242	23,719	78,744	24,417	15,860	165,155
Net cash provided by operating activities	(46,175)	4,107	63,455	(45,777)	19,165	120,908
Cash flows from financing activities:
Repayments of amounts due to related party	(932,415)	(767,783)	-	(515,643)	-	-
Net proceeds from the issuance of membership units	1,029,011	832,486	(100)	591,073	(2,100)	-
Distributions	13,515	10,926	13,474	6,448	13,951	13,023
Net cash provided by (used in) financing activities	110,111	75,629	13,374	81,879	11,851	13,023
Net change in cash and cash equivalents	63,937	79,736	76,829	36,101	31,016	133,931
Cash at beginning of period	-	-	-	-	-	-
Cash at end of period	$63,937	$79,736	$76,829	$36,101	$31,016	$133,931

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$255	$2,598
Cash paid for interest	$-	$-	$-	$-	$(16,148)	$(16,266)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$809,417	$655,045	$620,922	$406,028	$980,017	$1,103,585
Acquisition of property	$809,417	$655,045	$620,922	$406,028	$980,017	$1,103,585
Offering expenses and fees related to issuance of membership units	$(97,279)	$(77,984)	$(72,786)	$(53,717)	$(96,654)	$(109,474)
Deemed contribution from Manager	$-	$-	$425	$1,342	$425	$425

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Orchard	Palm	Pasquin	Pickler	Pointbreak	Regal
Cash flows from operating activities:
Net loss	$(16,001)	$(67,549)	$(79,670)	$(18)	$(20,287)	$(40,823)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	15,606	13,855	3,122	2,460	10,033	10,883
Amortization	-	911	-	-	73	1,188
Changes in assets and liabilities:
Prepaid expenses	(1,237)	(578)	(675)	(2,378)	(4,044)	(2,077)
Accrued expenses	12,005	23,141	17,762	22,039	3,331	57,233
Due from related party and third party property managers	-	(24,649)	-	(20,515)	(11,042)	(61,612)
Due to related party and third party property managers	16,030	55,086	11,673	2,252	129,331	-
Net cash provided by operating activities	26,403	218	(47,788)	3,840	107,394	(35,208)
Cash flows from financing activities:
Repayments of amounts due to related party	-	-	(575,345)	(1,223,667)	-	(546,663)
Net proceeds from the issuance of membership units	(100)	-	669,458	1,368,811	-	701,045
Distributions	19,929	11,411	10,257	17,994	8,061	16,095
Net cash provided by (used in) financing activities	19,829	11,411	104,371	163,138	8,061	170,477
Net change in cash and cash equivalents	46,232	11,629	56,583	166,978	115,455	135,269
Cash at beginning of period	-	-	-	-	-	-
Cash at end of period	$46,232	$11,629	$56,583	$166,978	$115,455	$135,269

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	$-	$-
Cash paid for interest	$-	$(10,208)	$-	$-	$(7,029)	$(17,789)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$553,474	$623,678	$457,800	$1,082,385	$379,158	$955,753
Acquisition of property	$553,474	$623,678	$457,800	$1,082,385	$379,158	$955,753
Offering expenses and fees related to issuance of membership units	$(68,889)	$(72,013)	$(63,202)	$(130,679)	$(47,295)	$(103,635)
Deemed contribution from Manager	$425	$425	$-	$-	$425	$425

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES
UNAUDITED CONSOLIDATED AND CONSOLIDATING STATEMENT OF CHANGES IN CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Serenity	Smokey	Sugarcreek	SuiteSpot	Consolidated
Cash flows from operating activities:
Net loss	$(29,687)	$(46,928)	$(33,454)	$(7,801)	$(1,076,604)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:					-
Depreciation	20,804	1,670	7,991	-	276,540
Amortization	1,643	-	613	18	21,836
Changes in assets and liabilities:					-
Prepaid expenses	(2,347)	(1,606)	(967)	-	(63,670)
Accrued expenses	28,635	7,070	10,706	2,252	546,020
Due from related party and third party property managers	(5,037)	-	-	-	(218,652)
Due to related party and third party property managers	172,652	-	48,755	29,406	1,234,693
Net cash provided by operating activities	186,661	(39,794)	33,643	23,875	720,164
Cash flows from financing activities:
Repayments of amounts due to related party	-	(714,958)	-	-	$(10,274,034)
Net proceeds from the issuance of membership units	-	800,763	-	-	11,336,834
Distributions	26,606	-	5,944	-	387,040
Net cash provided by (used in) financing activities	26,606	85,805	5,944	-	1,449,840
Net change in cash and cash equivalents	213,267	46,011	39,587	23,875	2,170,004
Cash at beginning of period	-	-	-	-	-
Cash at end of period	$213,267	$46,011	$39,587	$23,875	$2,170,004

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-	$-	$-	3,052
Cash paid for interest	$(16,302)	$-	$(6,860)	$(18)	(178,450)

Supplemental disclosure of non-cash investing and financing activities:
Advance from related party for acquisiton of property	$1,080,270	$734,846	$422,894	$894,625	21,143,183
Acquisition of property	$1,080,270	$734,846	$422,894	$894,625	21,143,183
Offering expenses and fees related to issuance of membership units	$(117,302)	$(85,147)	$(44,515)	$-	(2,303,252)
Deemed contribution from Manager	$425	$2,635	$425	$-	18,330

See the accompanying notes to these consolidated and consolidating financial statements.

ARRIVED STR, LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived STR, LLC is a Delaware Series limited liability company formed on July 11, 2022, under the laws of Delaware. Arrived STR, LLC was formed to permit public investment in individual real estate properties. Each short-term rental property will be owned by a separate Series of the company that will be established by Arrived Holdings, Inc. (the “Manager”) to acquire the residential property. Each Series may hold the specific property that it acquires directly or in a wholly-owned subsidiary, which would be a limited liability company organized under laws of the state in which the series property is located. As a Delaware Series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. Principal operations of Arrived STR, LLC and its Series (collectively, the “Company”) did not commence until July 31, 2022.

Each series listed in the Series Offering Table below was formed for the sole purpose of purchasing a short-term rental property.

SERIES OFFERING TABLE

Series Name	Series	State LLC Name and wholly owned subsidiary of the Series	Date Formed	Acquisition Date
Arrived Series Ace	Ace	Arrived AZ Ace, LLC	9/6/2022	9/15/2022
Arrived Series Billingswood	Billingswood	Arrived NY Billingswood, LLC	2/24/2023	4/13/2023
Arrived Series Cactus	Cactus	Arrived AZ Cactus, LLC	9/13/2022	9/30/2022
Arrived Series Cardinal	Cardinal	Arrived AZ Cardinal, LLC	8/25/2022	9/14/2022
Arrived Series Coolbaugh	Coolbaugh	Arrived PA Coolbaugh, LLC	2/2/2023	3/31/2023
Arrived Series Hammock	Hammock	Arrived FL Hammock, LLC	8/29/2022	9/23/2022
Arrived Series Havasu	Havasu	Arrived AZ Havasu, LLC	10/21/2022	11/17/2022
Arrived Series Hickorybear	Hickorybear	Arrived OK Hickorybear, LLC	1/16/2023	2/16/2023
Arrived Series Kinlani	Kinlani	Arrived AZ Kinlani, LLC	1/23/2023	2/14/2023
Arrived Series Koi	Koi	Arrived AZ Koi, LLC	2/16/2023	3/29/2023
Arrived Series Lakeridge	Lakeridge	Arrived GA Lakeridge, LLC	10/8/2022	11/4/2022
Arrived Series Lodge	Lodge	Arrived OK Lodge, LLC	11/2/2022	11/21/2022
Arrived Series Longbranch	Longbranch	Arrived OK Longbranch, LLC	2/17/2023	3/29/2023
Arrived Series Loop	Loop	Arrived TN Loop, LLC	3/6/2023	4/11/2023
Arrived Series Mirage	Mirage	Arrived Series Mirage, a series of Arrived STR, LLC	4/7/2023	9/16/2022
Arrived Series Myrtle	Myrtle	Arrived SC Myrtle, LLC	12/2/2022	12/22/2022
Arrived Series Oasis	Oasis	Arrived TN Oasis, LLC	7/25/2022	8/26/2022
Arrived Series Opry	Opry	Arrived TN Opry, LLC	9/19/2022	1/11/2023
Arrived Series Orchard	Orchard	Arrived GA Orchard, LLC	8/25/2022	9/30/2022
Arrived Series Palm	Palm	Arrived FL Palm, LLC	10/10/2022	11/17/2022
Arrived Series Pasquin	Pasquin	Arrived PA Pasquin, LLC	12/21/2022	2/8/2023
Arrived Series Pickler	Pickler	Arrived AZ Pickler, LLC	3/16/2023	4/5/2023
Arrived Series Pointbreak	Pointbreak	Arrived FL Pointbreak, LLC	8/29/2022	9/20/2022
Arrived Series Regal	Regal	Arrived TN Regal, LLC	11/21/2022	12/19/2022
Arrived Series Serenity	Serenity	Arrived AZ Serenity, LLC	9/28/2022	10/20/2022
Arrived Series Smokey	Smokey	Arrived TN Smokey, LLC	3/10/2023	4/25/2023
Arrived Series Sugarcreek	Sugarcreek	Arrived GA Sugarcreek, LLC	10/8/2022	11/2/2022
Arrived Series SuiteSpot	SuiteSpot	Arrived AZ SuiteSpot, LLC	5/15/2023	5/23/2023

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) for interim financial information and the instructions to Form 1-SA and Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023. For further information, refer to the financial statements and footnotes thereto included in the Company's latest Form 1-K.

The Company has adopted a calendar year as its fiscal year.

The Company is an emerging growth company as the term is used in The Jumpstart Our Business Startups Act, enacted on April 5, 2012, and has elected to comply with certain reduced public company reporting requirements, however, the Company may adopt accounting standards based on the effective dates for public entities.

Principles of Consolidation

These consolidated and consolidating financial statements include the accounts of Arrived STR, LLC (the Company) and each Series listed in Note 1 (collectively the “Series”). All inter-company transactions and balances have been eliminated on consolidation.

Use of Estimates

The preparation of the consolidated and consolidating financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated and consolidating financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Deferred Offering Costs

The Company and Series complies with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon the completion of an offering or to expense if the offering is not completed. Offering costs include offering expense reimbursements and sourcing fees as noted below.

Per the operating agreement, the Manager is eligible to receive up to a maximum of 2% of the gross offering proceeds per the Series offering, as reimbursement for offering expenses including legal, accounting, escrow, underwriting, filing and compliance costs, as applicable, related to a specific offering.

Upon completion of an offering, the Series may also be required to pay the Manager sourcing fees as defined in the offering documents. The Manager is responsible for sourcing and analyzing the Series’ property.

 Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Management Fee

The Manager will receive from a series an annual asset management fee equal to five percent (5%) of the gross revenues applicable to that series, paid out of the series’ net operating rental income.

Property Management Fee

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to a certain percentage of all rents and fees as remitted to the series on a monthly basis. Such property management fee may increase immediately following the time at which the net operating income of the series in a calendar year exceeds a certain percentage of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series.

The company will appoint an affiliate of the Manager or a third-party property management company to serve as property manager to manage the property of each series pursuant to a property management agreement. The fee arrangements for each property management company are set forth below:

Misfit Homes LLC

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Following stabilization, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds eight percent (8%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series, each as disclosed below under “Use of Proceeds to the Issuer” for such series.

Old Town Rentals LLC

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Following stabilization, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds nine percent (9%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series, each as disclosed below under “Use of Proceeds to the Issuer” for such series.

Roseus Hospitality Group LLC

Initially, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis. Following stabilization, as compensation for the services provided by the property manager, each series will be charged a property management fee equal to fifteen percent (15%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement. Such property management fee will increase to twenty percent (20%) of all rents and fees immediately following the time at which the net operating income of the series in a calendar year exceeds ten percent (10%) of the sum of the purchase price of the series property, the related furniture, fixtures and equipment and any setup costs for such series, each as disclosed below under “Use of Proceeds to the Issuer” for such series. As disclosed in the Company’s Current Report on Form 1-U filed with the SEC on September 20, 2023, all property management arrangements between any Series and Roseus Hospitality Group, LLC have been terminated.

Alpha Geek Capital 2 LLC

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to twenty percent (20%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement.

Southern Comfort Cabin Rentals, LLC

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to twenty-five percent (25%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement.

AvantStay, Inc.

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to twenty percent (20%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement.

Cabins in Broken Bow

As compensation for the services provided by the property manager, each series will be charged a property management fee equal to twenty-five percent (25%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement.

Arrived Property Manager, LLC

As compensation for the services provided by the affiliated property manager, each series will be charged a property management fee equal to twenty percent (20%) of all rents and fees as remitted to the series on a monthly basis and paid to the property manager pursuant to the property management agreement.

Furniture, Fixture and Equipment

In addition to the Management Fee, each Series shall pay the Manager a one-time fee equal to twenty percent (20%) of such Series out-of-pocket costs for furniture, fixture and equipment (“FF&E Fee”). Each series shall pay the Manager the FF&E Fee upon the purchase of such furniture, fixture and equipment.

Property Disposition Fee

Upon the disposition and sale of the Series’ property, the Manager will charge the Series a market rate property disposition fee that will cover property sale expenses such as brokerage commissions, and title, escrow and closing costs. It is expected that the disposition fee charged to the Series will range from six percent (6%) to seven percent (7%) of the property sale price. To the extent that the actual property disposition fees are less than the amount charged to the Series, the Manager will receive the difference as income.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses includes accrued property taxes, dividends, audit and tax fees, and interest payable on the Series’ mortgage.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Series. Tenant deposit liabilities represent security deposits received by tenant customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company’s property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-7 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Series did not record any impairment losses on long-lived assets for the six months ended June 30, 2023.

Operating Expenses

The Series is responsible for the costs and expenses attributable to the activities of the Series. The Manager will bear its own expenses of an ordinary nature. If the operating expenses exceed the amount of revenues generated from a Series property and cannot be covered by any operating expense reserves on the balance sheet of the Series, the Manager may (a) pay such operating expenses and not seek reimbursement, in which case the expenses would be recognized by the Series with a credit to contributed capital. (b) loan the amount of the operating expenses to the Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by Series’ property, and/or (c) cause additional interests to be issued in the Series in order to cover such additional amounts.

Revenue Recognition

The Series adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Series determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Series expects to be entitled to in exchange for those goods or services. As a practical expedient, the Series does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Series recognizes rental revenue on a monthly basis when earned.

Comprehensive Income (Loss)

The Company and Series follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Organizational Costs

In accordance with FASB ASC 720, Organizational Costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Series have elected and qualify to be taxed as a C corporation.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Recently Issued and not yet adopted and adopted accounting pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Series are currently evaluating the impact on their consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company and Series has adopted this standard upon inception and it did not have a material impact on their consolidated and consolidating financial statements.

Management does not believe that any other recently issued, but not yet adopted, accounting standards could have a material effect on the accompanying consolidated and consolidating financial statements. As new accounting pronouncements are issued, the Company and Series will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated and consolidating financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company and Series has a lack of liquidity, nominal cash, and has limited operations since inception. These factors, among others, raise substantial doubt about the ability of the Company and Series to continue as a going concern for a reasonable period of time. The Company and Series’ ability to continue as a going concern in the next twelve months is dependent upon their ability to continue to generate cash flow from their rental properties and/or obtain financing from the Manager. However, there are assurances that the Company and Series can continue to generate cash flow from their rental properties or that the Manager will always be in the position to provide funding when needed. The consolidated and consolidating financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company and Series be unable to continue as a going concern.

NOTE 4: PROPERTY AND EQUIPMENT

Property and equipment, net consists of the following:

Series Name	Series	Building	Land	Property Improvements	Total	Less: Accumulated Depreciation	Property and equipment, net
Arrived Series Ace	Ace	$784,055	$262,500	$72,244	$1,118,799	$31,664	$1,087,135
Arrived Series Billingswood	Billingswood	$580,572	$193,524	$127,500	$901,596	$1,759	$899,837
Arrived Series Cactus	Cactus	$786,585	$262,125	$42,997	$1,091,707	$25,416	$1,066,290
Arrived Series Cardinal	Cardinal	$558,670	$186,000	$104,500	$849,170	$13,544	$835,627
Arrived Series Coolbaugh	Coolbaugh	$316,854	$105,618	$129,756	$552,228	$1,920	$550,307
Arrived Series Hammock	Hammock	$408,491	$135,000	$50,840	$594,331	$16,744	$577,586
Arrived Series Havasu	Havasu	$787,910	$262,500	$67,343	$1,117,753	$19,849	$1,097,904
Arrived Series Hickorybear	Hickorybear	$542,965	$180,988	$66,930	$790,883	$4,936	$785,947
Arrived Series Kinlani	Kinlani	$563,096	$187,699	$62,384	$813,179	$7,199	$805,980
Arrived Series Koi	Koi	$506,779	$168,926	$166,840	$842,546	$8,633	$833,913
Arrived Series Lakeridge	Lakeridge	$427,248	$141,250	$60,737	$629,234	$9,611	$619,623
Arrived Series Lodge	Lodge	$776,434	$257,500	$129,892	$1,163,826	$22,218	$1,141,608
Arrived Series Longbranch	Longbranch	$607,063	$202,354	$92,166	$901,583	$4,049	$897,534
Arrived Series Loop	Loop	$491,284	$163,761	$68,693	$723,738	$1,489	$722,249
Arrived Series Mirage	Mirage	$463,672	$157,250	$17,235	$638,157	$11,241	$626,916
Arrived Series Myrtle	Myrtle	$304,778	$101,250	$89,363	$495,391	$4,618	$490,773
Arrived Series Oasis	Oasis	$735,013	$245,004	$71,498	$1,051,515	$29,689	$1,021,825
Arrived Series Opry	Opry	$827,688	$275,896	$7,232	$1,110,817	$10,274	$1,100,543
Arrived Series Orchard	Orchard	$415,974	$137,500	$80,382	$633,856	$23,083	$610,773
Arrived Series Palm	Palm	$467,428	$156,250	$74,477	$698,156	$13,999	$684,156
Arrived Series Pasquin	Pasquin	$343,350	$114,450	$97,008	$554,808	$3,121	$551,687
Arrived Series Pickler	Pickler	$811,789	$270,596	$111,420	$1,193,805	$2,460	$1,191,345
Arrived Series Pointbreak	Pointbreak	$285,408	$93,750	$52,786	$431,944	$12,720	$419,225
Arrived Series Regal	Regal	$718,253	$237,500	$-	$955,753	$10,883	$944,870
Arrived Series Serenity	Serenity	$806,520	$273,750	$118,291	$1,198,561	$24,788	$1,173,772
Arrived Series Smokey	Smokey	$551,134	$183,711	$74,777	$809,622	$1,670	$807,952
Arrived Series Sugarcreek	Sugarcreek	$317,894	$105,000	$44,234	$467,127	$8,347	$458,781
Arrived Series SuiteSpot	SuiteSpot	$670,968	$223,656	$13,312	$907,936	$-	$907,936
		$15,857,873	$5,285,310	$2,094,835	$23,238,018	$325,924	$22,912,094

Depreciation expense was $325,924 for the six months ending June 30, 2023.

NOTE 5: MORTGAGE PAYABLE

The Series have mortgages with Certain Lending, Inc. and Arrived Holdings Inc. The following is a summary of the mortgages by each series as of June 30, 2023:

June 30, 2023

Series	Lender	Mortgage Principal	Financing Strategy	Term	Interest Only Period	Interest Rate
Ace	Certain Lending	$441,000.00	Term	30	7	6.625%
Billingswood	Cash no Lender	-	Cash
Cactus	Arrived Holdings	440,370	Term	30	5	6.625%
Cardinal	Certain Lending	312,480	Term	30	7	6.625%
Coolbaugh	Cash no Lender	-	Cash
Hammock	Private Lender	226,800	Term	30	5	6.625%
Havasu	Certain Lending	472,500	Term	30	5	5.950%
Hickorybear	Cash no Lender	-	Cash
Kinlani	Cash no Lender	-	Cash
Koi	Cash no Lender	-	Cash
Lakeridge	Arrived Holdings	282,500	Term	30	5	5.950%
Lodge	Cash no Lender	-	Cash
Longbranch	Cash no Lender	-	Cash
Loop	Cash no Lender	-	Cash
Mirage	Cash no Lender	-	Cash
Myrtle	Cash no Lender	-	Cash
Oasis	Term	487,500	Term	30	7	6.625%
Opry	Arrived Holdings	462,000	Term	30	5	6.625%
Orchard	Cash no Lender	-	Cash
Palm	Arrived Holdings	312,500	Term	30	5	5.950%
Pasquin	Cash no Lender	-	Cash
Pickler	Cash no Lender	-	Cash
Pointbreak	Certain Lending	157,500	Cash		7
Regal	Arrived Holdings	475,000	Term	30	5	6.990%
Serenity	Arrived Holdings	492,750	Term	30	5	5.950%
Smokey	Cash no Lender	-	Cash
Sugarcreek	Arrived Holdings	210,000	Term	30	5	5.950%
SuiteSpot	Cash no Lender	630,000	Cash

		$5,402,900

NOTE 6: MEMBERS’ EQUITY

Each Series is managed by Arrived Holdings, Inc., a Delaware corporation and managing member of the Company (the “Manager”). Pursuant to the terms of the operating agreement, the Manager will provide certain management and advisory services, as well as management team and appropriate support personnel to the Series.

 The Manager will be responsible for directing the management of Series’ business and affairs, managing the day-to-day affairs, and implementing the Series’ investment strategy. The Manager has a unilateral ability to amend the operating agreement and the allocation policy in certain circumstances without the consent of the investors. The investors only have limited voting rights with respect to the Series.

The Manager has sole discretion in determining what distributions, if any, are made to interest holders except as otherwise limited by law or the operating agreement. The Series expects the Manager to make distributions on a quarterly basis. However, the Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

Membership Interests

During the six months ended June 30, 2023, the Series closed on its public offerings for net proceeds of $20,470,830. The following is a summary of the public offerings by each Series.

June 30, 2023

Series	# of Units Issued	Net cumulative proceeds from the issuance of membership units	Net cumulative, 1% issuance Exp	Net cumulative, offering Expense (2%)
Ace	78,461	784,609	8,840	19,592
Billingswood	63,792	637,921	7,307	22,412
Cactus	78,986	789,865	8,856	17,910
Cardinal	58,681	586,812	6,588	14,544
Coolbaugh	65,363	653,631	7,133	14,266
Hammock	55,025	550,253	6,083	13,182
Havasu	80,865	808,653	9,096	19,459
Hickorybear	91,628	916,283	10,049	20,098
Kinlani	89,739	897,392	9,843	19,685
Koi	94,051	940,513	10,277	20,568
Lakeridge	43,064	430,640	4,855	10,396
Lodge	130,335	1,303,346	14,291	28,583
Longbranch	102,901	1,029,011	11,263	22,526
Loop	83,249	832,486	9,105	18,219
Mirage	76,838	768,380	8,379	16,927
Myrtle	59,107	591,073	6,449	12,898
Oasis	63,479	634,793	7,263	16,281
Opry	82,031	820,306	9,298	18,596
Orchard	76,101	761,008	8,243	16,656
Palm	56,132	561,324	6,271	13,312
Pasquin	66,946	669,458	7,327	14,705
Pickler	136,881	1,368,811	14,995	29,994
Pointbreak	40,027	400,270	4,441	9,624
Regal	70,105	701,045	8,048	17,087
Serenity	90,544	905,436	10,126	21,586
Smokey	80,076	800,763	8,859	19,678
Sugarcreek	32,675	326,748	3,676	7,859
SuiteSpot	-	-	-	-

	2,047,083	$20,470,830	$226,959	$476,643

In connection with the public offering, each Series incurred brokerage fees of 1% of gross proceeds, which is paid directly to the broker as a deduction from gross proceeds. Additionally, pursuant to the operating agreement, the Manager will receive reimbursements for out-of-pocket expenses in connection with the offering of up to a maximum of 2% of the gross proceeds from the issuance of membership interests, which amounted to the net cumulative amount of $476,643 during the six months ended June 30, 2023.

Distributions

During the six months ended June 30, 2023, 25 Series made distributions to the investors of the respective series totaling $387,040, which were recorded as a reduction to members’ capital.

The following table reflects total distributions by Series during the six months ended June 30, 2023.

Series	Period to Date Distributions June 30, 2023
Ace	$26,797
Billingswood	-
Cactus	30,438
Cardinal	33,905
Coolbaugh	8,559
Hammock	14,764
Havasu	20,223
Hickorybear	12,052
Kinlani	11,811
Koi	13,363
Lakeridge	11,775
Lodge	15,720
Longbranch	13,515
Loop	10,926
Mirage	13,474
Myrtle	6,448
Oasis	13,951
Opry	13,023
Orchard	19,929
Palm	11,411
Pasquin	10,257
Pickler	17,994
Pointbreak	8,061
Regal	16,095
Serenity	26,606
Smokey	-
Sugarcreek	5,944
SuiteSpot	-

$387,040

NOTE 7: RELATED PARTY TRANSACTIONS

The Series’ Manager, Arrived Holdings, Inc., is a managing member with common management of the Series.

Due from (to) Related Party

The Series enters into various transactions with the Manager and affiliates of the Manager in the normal course of operating and financing activities. As of June 30, 2023, certain Series owed an aggregate of $1,491,424  including the initial funding for the certain properties’ purchases. As of June 30, 2023, certain Series were owed an aggregate of $111,015  from the Manager.

Deemed Contributions

During the six months ended June 30, 2023, certain Series received deemed contributions from the Manager totaling $11,104 in exchange for forgiveness of amounts previously due.

Management Compensation

During the six months ended June 30, 2023, total management fees charged by the Manager, including asset management fees, sourcing fees and property management fees, were an aggregate of $502,925.

The following table reflects the total management fee paid by Series during the six months ended June 30, 2023.

	Series	Sourcing Fees	Asset Management Fee	Property Management Fee
Arrived Series Ace	Ace	-	3,048.80	-
Arrived Series Billingswood	Billingswood	38,750.00	-	-
Arrived Series Cactus	Cactus	-	3,133.87	-
Arrived Series Cardinal	Cardinal	-	4,884.72	-
Arrived Series Coolbaugh	Coolbaugh	21,000.00	37.33	-
Arrived Series Hammock	Hammock	-	2,187.05	-
Arrived Series Havasu	Havasu	-	1,287.31	-
Arrived Series Hickorybear	Hickorybear	36,000.00	83.35	-
Arrived Series Kinlani	Kinlani	37,500.00	465.03	-
Arrived Series Koi	Koi	33,750.00	-	-
Arrived Series Lakeridge	Lakeridge	-	436.45	-
Arrived Series Lodge	Lodge	51,500.00	488.21	-
Arrived Series Longbranch	Longbranch	40,250.00	180.33	-
Arrived Series Loop	Loop	32,500.00	79.81	-
Arrived Series Mirage	Mirage	-	1,307.74	-
Arrived Series Myrtle	Myrtle	20,250.00	203.44	-
Arrived Series Oasis	Oasis	-	2,248.95	-
Arrived Series Opry	Opry	-	1,394.35	-
Arrived Series Orchard	Orchard	-	458.01	-
Arrived Series Palm	Palm	-	1,622.88	-
Arrived Series Pasquin	Pasquin	22,500.00	22.39	-
Arrived Series Pickler	Pickler	55,000.00	787.33	-
Arrived Series Pointbreak	Pointbreak	-	938.22	-
Arrived Series Regal	Regal	47,500.00	908.54	-
Arrived Series Serenity	Serenity	-	2,955.14	-
Arrived Series Smokey	Smokey	37,250.00	-	-
Arrived Series Sugarcreek	Sugarcreek	-	16.21	-
Arrived Series SuiteSpot	SuiteSpot	-	-	-

Total		$473,750	$29,175	$-

NOTE 8: SUBSEQUENT EVENTS

The following list represents acquisitions that have not yet been qualified as of June 30, 2023.

Series Member Name	Address	Contract Date	Acquisition Date	Purchase Price
Arrived Series Solstice	566 Sunset Road, Lake Ozark, MO 65049	7/5/2023	7/5/2023	$724,000.00

				$724,000.00

ITEM 4. EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation of Arrived STR, LLC
2.2*	Limited Liability Company Agreement of Arrived STR, LLC
3.1*	Form of Series Designation of Arrived Series [*], a series of Arrived STR, LLC
4.1*	Form of Subscription Agreement of Arrived Series [*], a series of Arrived STR, LLC
6.1*	Broker Dealer Agreement, dated July 26, 2022, between Arrived STR, LLC and Dalmore Group, LLC
6.2*	Transfer Agency and Registrar Services Agreement, dated July 27, 2022, between Arrived STR, LLC and Colonial Stock Transfer Company, Inc.
6.3*	Form of Promissory Note
6.4*	Form of Property Management Agreement, dated [*], 202[*], between Misfit Homes LLC and Arrived Series [*], a series of Arrived STR, LLC
6.5*	Software and Services License Agreement, dated [*], 202[*], by and between North Capital Investment Technology, Inc. and Arrived Holdings, Inc.
6.6*	Purchase and Sale Agreement dated July 19, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Oasis property
6.6.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Oasis dated July 25, 2022 for Arrived Series Oasis property
6.7*	Purchase and Sale Agreement dated August 17, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Ace property
6.7.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Ace dated August 26, 2022 for Arrived Series Ace property
6.7.2*	Counteroffer to Offer dated August 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Ace Property
6.7.3*	Addendum to Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Ace Property
6.8*	Purchase and Sale Agreement dated August 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cardinal property
6.8.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cardinal dated August 26, 2022 for Arrived Series Cardinal property
6.9*	Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Hammock property
6.9.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hammock dated August 30, 2022 for Arrived Series Hammock property
6.10*	Purchase and Sale Agreement dated August 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Mirage property
6.10.1*	Counteroffer to Offer dated August 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Mirage Property

6.11*	Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Orchard property
6.11.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Orchard dated August 26, 2022 for Arrived Series Orchard property
6.11.2*	Addendum to Purchase and Sale Agreement dated August 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Orchard Property
6.12*	Purchase and Sale Agreement dated August 11, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pointbreak property
6.12.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pointbreak dated August 30, 2022 for Arrived Series Pointbreak property
6.12.2*	Addendum to Purchase and Sale Agreement dated September 28, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Pointbreak Property
6.13*	Form of Property Management Agreement, dated [*], 202[*], between Old Town Rentals LLC and Arrived Series [*], a series of Arrived STR, LLC
6.14*	Form of Property Management Agreement, dated [*], 202[*], between Roseus Hospitality Group LLC and Arrived Series [*], a series of Arrived STR, LLC
6.15*	Form of Property Management Agreement, dated [*], 202[*], between Southern Comfort Cabin Rentals, LLC and Arrived Series [*], a series of Arrived STR, LLC
6.16*	Form of Property Management Agreement, dated [*], 202[*], between Alpha Geek Capital 2 LLC and Arrived Series [*], a series of Arrived STR, LLC
6.17*	Purchase and Sale Agreement dated September 9, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Cactus property
6.17.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Cactus dated September 13, 2022 for Arrived Series Cactus property
6.17.2*	Counteroffer to Offer dated September 10, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Cactus Property
6.18*	Purchase and Sale Agreement dated August 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Opry property
6.18.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Opry dated September 19, 2022 for Arrived Series Opry property
6.19*	Purchase and Sale Agreement dated October 4, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Lakeridge property
6.19.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lakeridge dated October 8, 2022 for Arrived Series Lakeridge property

6.20*	Purchase and Sale Agreement dated October 7, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Palm property
6.20.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Palm dated September 13, 2022 for Arrived Series Palm property
6.20.2*	Addendum to Purchase and Sale Agreement dated September 23, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Palm Property
6.21*	Purchase and Sale Agreement dated September 9, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Serenity property
6.21.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Serenity dated September 28, 2022 for Arrived Series Serenity property
6.21.2*	Addendum to Purchase and Sale Agreement dated September 24, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Serenity Property
6.21.3*	Addendum to Purchase and Sale Agreement dated September 24, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Serenity Property
6.22*	Purchase and Sale Agreement dated October 6, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Sugarcreek property
6.22.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Sugarcreek dated October 8, 2022 for Arrived Series Sugarcreek property
6.23*	Purchase and Sale Agreement dated October 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Havasu property
6.23.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Havasu dated October 19, 2022 for Arrived Series Havasu property
6.24*	Form of Property Management Agreement, dated [*], 202[*], between AvantStay, Inc. and Arrived Series [*], a series of Arrived STR, LLC
6.25*	Purchase and Sale Agreement dated November 18, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Regal property
6.25.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Regal dated November 29, 2022 for Arrived Series Regal property
6.26*	Purchase and Sale Agreement dated October 28, 2022 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Lodge property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Lodge dated November 10, 2022 for Arrived Series Lodge property
6.27*	Form of Property Management Agreement, dated [*], 202[*], between Cabins in Broken Bow and Arrived Series [*], a series of Arrived STR, LLC
6.26*	Purchase and Sale Agreement dated January 14, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Hickorybear property
6.26.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Hickorybear dated January 25, 2023 for Arrived Series Hickorybear property
6.26.2*	Addendum to Purchase and Sale Agreement dated January 12, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Hickorybear Property
6.27*	Purchase and Sale Agreement dated January 16, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Kinlani property
6.27.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Kinlani dated January 23, 2023 for Arrived Series Kinlani property
6.28*	Purchase and Sale Agreement dated January 20, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Myrtle property
6.28.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Myrtle dated January 20, 2022 for Arrived Series Myrtle property
6.28.2*	Addendum to Purchase and Sale Agreement dated December 3, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Myrtle Property
6.29*	Purchase and Sale Agreement dated January 11, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pasquin property

6.29.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pasquin dated January 23, 2023 for Arrived Series Pasquin property
6.29.2*	Addendum to Purchase and Sale Agreement dated January 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Pasquin Property
6.30*	Purchase and Sale Agreement dated January 19, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Coolbaugh property
6.30.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Coolbaugh dated February 3, 2023 for Arrived Series Coolbaugh property
6.31*	Purchase and Sale Agreement dated February 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Koi property
6.31.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Koi dated February 22, 2023 for Arrived Series Koi property
6.31.2*	Counteroffer to Offer dated February 15, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Koi Property
6.32*	Purchase and Sale Agreement dated February 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Longbranch property
6.32.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Longbranch dated February 22, 2023 for Arrived Series Longbranch property
6.33*	Purchase and Sale Agreement dated March 4, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Loop property
6.33.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Loop dated March 6, 2023 for Arrived Series Loop property
6.33.2*	Addendum to Purchase and Sale Agreement dated March 5, 2023 between Arrived Holdings, Inc./Assignee and Seller for Series Loop Property
6.33.4*	Counteroffer to Offer dated March 5, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Loop Property
6.34*	Purchase and Sale Agreement dated March 9, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Pickler property
6.34.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Pickler dated March 16, 2023 for Arrived Series Pickler property
6.35*	Purchase and Sale Agreement dated February 10, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Billingswood property
6.35.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Billingswood dated February 24, 2023 for Arrived Series Billingswood property
6.36*	Purchase and Sale Agreement dated March 3, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Smokey property
6.36.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Smokey dated March 10, 2023 for Arrived Series Smokey property
6.36.2*	Counteroffer to Offer dated March 8, 2022 between Arrived Holdings, Inc./Assignee and Seller for Series Smokey Property
6.37*	Purchase and Sale Agreement dated May 24, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series Solstice property
6.37.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series Solstice dated May 24, 2023 for Arrived Series Solstice property
6.38*	Purchase and Sale Agreement dated April 30, 2023 between Arrived Holdings, Inc./Assignee and Seller for Arrived Series SuiteSpot property
6.38.1*	Assignment of Contract from Arrived Holdings, Inc. to Arrived Series SuiteSpot dated May 15, 2023 for Arrived Series SuiteSpot property
6.39*	Form of Property Management Agreement, dated [*], 202[*], between Arrived Property Manager, LLC and Arrived Series [*], a series of Arrived STR, LLC
8.1*	Form of Escrow Agreement, dated [*], 202[*], by and among North Capital Private Securities Corporation, Arrived Holdings, Inc. and Arrived Series [*], a series of Arrived STR, LLC

*	Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVED STR, LLC

By:	Arrived Holdings, Inc., its managing member

By:	/s/ Ryan Frazier
	Name:	Ryan Frazier
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURE		TITLE	DATE

/s/ Ryan Frazier		Chief Executive Officer of Arrived Holdings, Inc.	September 28, 2023
Ryan Frazier		(principal executive officer) Chief Executive Officer and Director of Arrived STR, LLC

/s/ Joel Mezistrano		Principal Financial and	September 28, 2023
Joel Mezistrano		Accounting Officer of Arrived Holdings, Inc. Principal Financial and Accounting Officer of Arrived STR, LLC

Arrived Holdings, Inc.		Managing Member	September 28, 2023

By:	/s/ Ryan Frazier
Name:	Ryan Frazier
Title:	Chief Executive Officer